UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

August 27, 2021

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS THE 2Q 2021 FINANCIAL RESULTS

Moscow, Russia – August 27, 2021 – Mechel PAO (MOEX: MTLR, NYSE: MTL), a leading Russian mining and steel group, announces financial results for the 2Q 2021 and 1H 2021.

CONSOLIDATED RESULTS FOR THE 2Q’2021 AND 1H’2021

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented:

“The Group’s consolidated revenue in 2Q’2021 amounted to 108.9 billion rubles, up by 43% quarter-on-quarter. EBITDA was 33.7 billion rubles, up by 85% quarter-on-quarter. EBITDA margin reached 31%.

“Improved results were due to an increase in prices on the Group’s nearly entire product range, both in the mining and the steel division. Given the favorable market trends, our enterprises increased sales on numerous of the most profitable products. For example, coking coal concentrate sales to third parties went up by 121% quarter-on-quarter, coke sales increased by 53%, anthracites and PCI by 11%, sales of the universal rolling mill’s structural shapes advanced by 41%, rebar by 24%, hardware by 21%, flat products by 15%, forgings by 15% and stampings by 42%.

“The steel division’s sales volumes were boosted in 2Q’2021 by high demand for steel products in the heat of the construction season, as well as our measures for improving our operations’ stability after the decrease late last year and early this year due to insufficient investment in the last year.

“The boost in coal production and sales contributed to decreased unit costs at our mining facilities. The steel products’ costs grew mostly due to increased prices for incoming raw materials such as iron ore concentrate, including pellets, and coke.

“With the money the Group earned in the fairly successful 1Q’2021, we managed to increase our facilities’ supply of raw materials, spare parts and components, intensify repairs, maintenance and acquisitions of new mining equipment. These works continue actively in 3Q’2021. We conduct repairs as scheduled, the equipment we ordered and paid for continues to arrive as soon as it is ready.

“The current market trends enable the Group to pursue its plans to restore production volumes. Coal prices remain high and demonstrate only upward trends. Steel prices show signs of cooling off, but nevertheless remain quite favorable.”

Mln rubles	2Q’21	1Q’21%		1H’21	1H’20%
Revenue from contracts with external customers	108,862	76,048	43%	184,910	131,773	40%
Operating profit	30,378	12,975	134%	43,353	5,670	665%
EBITDA[1]	33,727	18,242	85%	51,969	22,013	136%
EBITDA, margin	31%	24%		28%	17%
Profit attributable to equity shareholders of Mechel PAO	23,909	7,896	203%	31,805	10,196	212%

[1]	EBITDA - Adjusted EBITDA. Please find the calculation of the Adjusted EBITDA and other non-IFRS measures used here and hereafter in Attachment A.

FINANCIAL RESULTS FOR THE 2Q’2021 VS 1Q’2021

Revenue

The Group’s consolidated revenue from contracts with external customers in 2Q’2021 went up by 43% and amounted to 108.9 billion rubles.

EBITDA

Consolidated EBITDA in this reporting period amounted to 33.7 billion rubles, which was nearly double the previous quarter’s result.

Profit

Profit attributable to equity shareholders of Mechel PAO in 2Q’2021 amounted to 23.9 billion rubles, which is 16 billion rubles more quarter-on-quarter. The growth of gross profit by 17.6 billion rubles due to a quarter-on-quarter increase in global and domestic prices for our mining and steel segments’ output had a great impact on these dynamics.

Operating cash flow

Operating cash flow reached 15.5 billion rubles in 2Q’2021 as compared to 13.1 billion rubles in 1Q’2021. The cash flow remains sufficient not only for funding the Group’s operating and investing needs, but also for reducing its leverage.

Finance costs

In 2Q’2021, the Group’s finance costs demonstrated a slight increase of 0.4 billion rubles, rising to 5.7 billion rubles from 5.3 billion rubles in 1Q’2021 as the Bank of Russia’s key interest rate went up. The amount of interest paid, including capitalized interest and interest expense on lease liabilities, declined largely due to refinancing of US dollar-denominated debt in 1Q’2021 and amounted to 4.4 billion rubles in 2Q’2021 as compared to 5.2 billion rubles in 1Q’2021.

FINANCIAL RESULTS FOR THE 1H’2021 VS 1H’2020

Revenue

In 1H’2021 the Group’s consolidated revenue amounted to 184.9 billion rubles, up by 40% year-on-year.

EBITDA

Consolidated EBITDA in 1H’2021 was 52 billion rubles, which is 30 billion rubles more than in 1H’2020 (22 billion rubles) primarily due to gross profit’s 34.2-billion-ruble growth as global and domestic prices for our mining and steel products went up.

Profit

Profit attributable to Mechel PAO’s shareholders amounted to 31.8 billion rubles, which is 21.6 billion rubles more than in 1H’2020 (10.2 billion rubles). Apart from gross profit’s growth, another major impact came from the increase in foreign exchange gains on foreign currency denominated liabilities by 25.3 billion rubles, which was due to the fact that the ruble’s exchange rate volatility against US dollar and Euro was minor in 1H’2021, while in 1H’2020 the ruble demonstrated substantial weakness.

Trade working capital

In 1H’2021 the Group’s trade working capital went up by 16.3 billion rubles and amounted to 7.3 billion rubles, which was largely due to accumulating stockpiles for sale in future periods and increase in trade receivables as revenue demonstrated substantial growth.

Finance costs

In 1H’2021, the Group’s finance costs went down year-on-year by 3.3 billion rubles or 23%, and the amount of interest paid, including capitalized interest and interest expense on lease liabilities, was 9.5 billion rubles, which was 5 billion rubles or 34% less year-on-year (14.5 billion rubles in 1H’2020). This effect was largely due to our partial repayment of loans with Gazprombank and VTB Bank using the gain on the Elga Coal Complex sale in late April 2020 and also due to the decrease of the Bank of Russia’s key interest average rate for the periods under review.

Debt leverage

As of today, the company’s average debt portfolio cost is 6.6% per annum.

As of June 30, 2021, the Group’s net debt excluding fines and penalties on overdue amounts went down by 20.4 billion rubles as compared to December 31, 2020, and amounted to 305.2 billion rubles. This was due to net loan settlement as well as the ruble’s strengthening against the US dollar and Euro.

The Net Debt to EBITDA ratio amounted to 4.3 at the end of 1H’2020. At the end of 2020 this ratio was 7.9. This was mostly due to a significant EBITDA growth in 1H’2021.

The debt portfolio’s structure has remained largely unchanged and currently consists of 55% in rubles and the rest in foreign currency. The share of state-controlled banks is 88%.

MINING SEGMENT

Mln rubles	2Q’21	1Q’21%		1H’21	1H’20%
Revenue from contracts with external customers	29,320	16,240	81%	45,560	35,280	29%
Revenue inter-segment	13,052	10,566	24%	23,618	16,695	41%
EBITDA	19,551	8,326	135%	27,877	13,340	109%
EBITDA, margin	46%	31%		40%	26%

Revenue

Revenue from contracts with external customers in 2Q’2021 went up by 81% quarter-on-quarter. This was due to increased sales volumes of all types of metallurgical coal and coke. At the same time average sale prices for the division’s products in this reporting period exceeded those of the previous quarter. Revenue from contracts with external customers in 1H’2021 went up by 29% year-on-year.

EBITDA

EBITDA in 2Q’2021 went up by 135% quarter-on-quarter as sales volumes and prices improved. In 1H’2021 the division’s EBITDA went up 109% year-on-year. This was primarily due to higher prices for nearly all kinds of coal products, coke and iron ore concentrate year-on-year.

In 2Q’2021 the division increased coal mining by 12% quarter-on-quarter. Meanwhile, sales volumes of metallurgical coals went up by 61% as we began disposing of stockpiles accumulated earlier. As market trends remained favorable, this gave us an 81% increase in revenue from third parties quarter-on-quarter, and the division’s EBITDA at once grew by 135%. The division’s EBITDA margin in 2Q’2021 was 46%.

At the beginning of 2Q’2021, coking coal prices remained stable, but in May-June they soared on the FOB Australia and CFR China basis. China saw tight domestic supply of coking coal as unsafe mines were closed ahead of the Communist Party of China centenary celebration. Uncertainty regarding China’s steel production limitations in 2H’2021 and the reduction in domestic coal output continued to support steel production in June at high levels and uphold China’s demand for coking coal. Despite the lack of Australian coal imports to China, the fairly stable demand in Asia Pacific enabled Australian miners to also increase their prices. As a result, the company’s average coking coal concentrate price on FCA basis in this reporting period was 51% higher quarter-on-quarter.

Increased inflow from sales enables the division’s facilities to implement programs aimed at restoring output volumes. For example, Yakutugol Holding Company’s mining volumes went up by 31.5% quarter-on-quarter. Our mining facilities’ coal processing volumes went up by 30%. Korshunov Mining Plant upped iron ore concentrate output by 26% quarter-on-quarter. Equipment repairs are under way, a significant part of mining transport was restored as the Group cut down on the lack of spare parts and components. The Group signed contracts for supply of new trucks and other equipment. Some of those have already arrived, but most of these acquisitions will be delivered later this year.

STEEL SEGMENT

Mln rubles	2Q’21	1Q’21%		1H’21	1H’20%
Revenue from contracts with external customers	73,222	51,298	43%	124,520	82,400	51%
Revenue inter-segment	1,325	1,598	-17%	2,923	3,452	-15%
EBITDA	14,980	9,400	59%	24,380	7,098	243%
EBITDA, margin	20%	18%		19%	8%

Revenue

Revenue from contracts with external customers in 2Q’2021 went up by 43% due to increased sales volumes of nearly all product types, as well as continuously improving trends on steel markets. Revenue from contracts with external customers in 1H’2021 demonstrated a 51% growth year-on-year.

EBITDA

In 2Q’2021, EBITDA went up by 59% even though its dynamics have been under pressure from growing iron ore prices and increased commercial expenditure. In this reporting period, EBITDA demonstrated a 243% increase half a year to half a year. The key factors in the improvement of financial results were higher prices for the division’s products, a minor growth of overall sales volumes.

The division’s financial results in 2Q’2021 and 1H’2021 reflected the general improvement on steel markets. Partial restoration of steel output and significant quarter-on-quarter growth of finished goods sales in 2Q’2021 also contributed the division’s financial results. EBITDA margin in 2Q’2021 reached 20%, which was a record for the division.

This year’s second quarter was quite dynamic for the construction range market, with quotations actively growing throughout the entire period. As a result, average FCA-based prices for the company’s long products went up nearly 17% quarter-on-quarter, while flat products prices grew even more aggressively — 25% quarter-on-quarter, and hardware prices added 11%.

In 3Q’2021, as export alternatives are weakening, the prices also begin to go down. Introduction of export tariffs for metals made additional adjustments into the market trend. The new export tariffs force steelmakers to redirect their output to domestic sales, which creates excessive supply. Nevertheless, prices for the division’s products remain fairly high and favorable for producers.

With these trends in mind, the division’s subsidiaries have the opportunity to replenish the lack of investment into repairs and development of their production facilities, overcome the tight supply of expensive raw materials and return to normal production loads. Our enterprises continue with their repair and maintenance programs, master output of new products, optimize their production program to suit the dynamically changing market demands, and develop output of import-substituting products. They also pay increased attention to the ecological component of their operations, decreasing their impact on the environment and thus making their products more attractive to the customers. The division’s efforts will enable us to preserve stability and profitability in the future even if the market trends are gradually weakened.

POWER SEGMENT

Mln rubles	2Q’21	1Q’21%		1H’21	1H’20%
Revenue from contracts with external customers	6,320	8,510	-26%	14,830	14,093	5%
Revenue inter-segment	3,820	4,319	-12%	8,139	8,009	2%
EBITDA	(162)	954	-117%	792	1,288	-39%
EBITDA, margin	-2%	7%		3%	6%

Revenue

The division’s revenue in 2Q’2021 went down by 26% quarter-on-quarter as the heating season wound to a close as did the period of increased energy consumption. Revenue for 1H’2021 went up by 5% year-on-year due to electric power and capacity sales volumes increased as well as growth of unregulated capacity prices on the wholesale electric power and capacity market.

EBITDA

The quarter-on-quarter dynamics of the division’s EBITDA was defined by seasonal factors. EBITDA in 1H’2021 went down by 39% due to increased costs and energy consumption by industrial and other facilities as Russian regions began their partial exit from the coronavirus quarantine.

***

Alexey Lukashov

Mechel PAO

Phone: 7-495-221-88-88

Fax: 7-495-221-88-00

alexey.lukashov@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the Press Release

Attachment A

Non-IFRS financial measures. This press release includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for the information prepared in accordance with IFRS.

Adjusted EBITDA (EBITDA) represents profit (loss) attributable to equity shareholders of Mechel PAO before Depreciation and amortisation, Foreign exchange (gain) loss, net, Finance costs including fines and penalties on overdue loans and borrowings and lease payments, Finance income, Impairment of goodwill and other non-current assets, net, Net result on the disposal of non-current assets, Allowance for expected credit losses on financial assets, Provision (reversal of provision) for doubtful accounts, Write-off of trade and other receivables and payables, net, Change in provision for inventories at net realisable value, (Profit) loss after tax for the period from discontinued operations, Profit (loss) attributable to non-controlling interests, Income tax expense (benefit), Effect of pension obligations, Other fines and penalties and Other one-off items. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of our Revenue. Our adjusted EBITDA may not be similar to EBITDA measures of other companies. Adjusted EBITDA is not a measurement under IFRS and should be considered in addition to, but not as a substitute for the information contained in our interim condensed consolidated statement of profit and other comprehensive income. We believe that our adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation, amortisation and impairment of goodwill and other non-current assets are considered operating expenses under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with non-current assets acquired or constructed in prior periods. Our adjusted EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Our calculation of Net debt, excluding fines and penalties on overdue amounts** is presented below:

Mln rubles	30.06.2021	31.12.2020
Current loans and borrowings, excluding interest payable, fines and penalties on overdue amounts	286,342	301,609
Interest payable	9,383	9,750
Non-current loans and borrowings	1,372	2,201
Other non-current financial liabilities	1,759	1,901
Other current financial liabilities	524	324
less Cash and cash equivalents	(5,124)	(1,706)
Net debt, excluding lease liabilities, fines and penalties on overdue amounts	294,256	314,079

Current lease liabilities	6,811	7,535
Non-current lease liabilities	4,177	3,958
Net debt, excluding fines and penalties on overdue amounts	305,244	325,572

EBITDA can be reconciled to our interim condensed consolidated statement of profit and other comprehensive income as follow:

** Calculations of Net debt could be differed from indicators calculated in accordance with loan agreements upon dependence on definitions in such agreements.

Mln rubles	Consolidated Results		Mining Segment ***		Steel Segment***		Power Segment***
	1H’2021	1H’2020	1H’2021	1H’2020	1H’2021	1H’2020	1H’2021	1H’2020
Profit (loss) attributable to equity shareholders of Mechel PAO	31,805	10,196	20,021	32,580	15,653	(18,037)	(178)	(1,404)
Add:
Depreciation and amortisation	7,168	6,943	3,538	3,437	3,396	3,267	234	240
Foreign exchange (gain) loss, net	(6,320)	18,939	(638)	5,240	(5,671)	13,664	(10)	35
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	10,954	14,265	4,460	7,644	7,650	7,031	237	255
Finance income	(346)	(529)	(1,432)	(944)	(288)	(235)	(19)	(14)
Impairment of goodwill and other non-current assets, net and loss on write-off of non-current assets, allowance for expected credit losses on financial assets, provision (reversal of provision) for doubtful accounts, write-off of trade and other receivables and payables, net and change in provision for inventories at net realisable value	704	6,261	(295)	4,907	516	936	483	416
Profit after tax for the period from discontinued operations	-	(41,609)	-	(41,651)	-	-	-	-
Profit (loss) attributable to non-controlling interests	1,115	241	393	(44)	706	120	17	165
Income tax expense (benefit)	6,044	4,333	1,622	1,605	2,073	144	(16)	(254)
Effect of pension obligations	66	135	39	116	24	17	3	2
Other fines and penalties	830	2,838	169	450	321	191	92	1,847
Other one-off items	(51)	-	-	-	-	-	(51)	-
EBITDA	51,969	22,013	27,877	13,340	24,380	7,098	792	1,288
EBITDA, margin	28%	17%	40%	26%	19%	8%	3%	6%

Mln rubels	Consolidated Results		Mining Segment ***		Steel Segment***		Power Segment***
	2Q’2021	1Q’2021	2Q’2021	1Q’2021	2Q’2021	1Q’2021	2Q’2021	1Q’2021
Profit (loss) attributable to equity shareholders of Mechel PAO	23,909	7,896	16,254	3,767	11,406	4,247	(474)	296
Add:
Depreciation and amortisation	3,602	3 566	1 881	1 657	1 595	1 801	126	108
Foreign exchange (gain) loss, net	(5,066)	(1,254)	(924)	286	(4,130)	(1,541)	(11)	1
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	5,691	5,263	2,296	2,164	3,905	3,745	147	90
Finance income	(175)	(171)	(685)	(747)	(135)	(153)	(12)	(7)
Impairment of goodwill and other non-current assets, net and loss on write-off of non-current assets, allowance for expected credit losses on financial assets, provision (reversal of provision) for doubtful accounts, write-off of trade and other receivables and payables, net and change in provision for inventories at net realisable value	(391)	1,095	(430)	135	(157)	673	195	288
Profit (loss) attributable to non-controlling interests	574	541	273	120	370	336	(68)	85
Income tax expense (benefit)	5,186	858	782	840	1,936	137	(23)	7
Effect of pension obligations	66	-	52	(13)	13	11	2	1
Other fines and penalties	270	560	4	165	113	208	7	85
Other one-off items	61	(112)	48	(48)	64	(64)	(51)	-
EBITDA	33,727	18,242	19,551	8,326	14,980	9,400	(162)	954
EBITDA, margin	31%	24%	46%	31%	20%	18%	-2%	7%

*** including inter-segment operation

Income tax, deferred tax related to the consolidated group of taxpayers are not allocated to segments as they are managed on the group basis

1

Attachment B

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT AND
OTHER COMPREHENSIVE INCOME

for the six months ended June 30, 2021

(All amounts are in millions of Russian rubles, unless stated otherwise)

	Six months ended June 30, 2021 (unaudited)	Six months ended June 30, 2020 (unaudited)
Continuing operations
Revenue from contracts with customers	184,910	131,773
Cost of sales	(103,805)	(84,870)
Gross profit	81,105	46,903

Selling and distribution expenses	(27,028)	(24,297)
Impairment of goodwill and other non-current assets, net	(517)	(3,498)
Allowance for expected credit losses on financial assets	(1,161)	(849)
Taxes other than income taxes	(2,107)	(2,432)
Administrative and other operating expenses	(8,660)	(10,483)
Other operating income	1,721	326
Total selling, distribution and operating income and (expenses), net	(37,752)	(41,233)
Operating profit	43,353	5,670

Finance income	346	529
Finance costs	(10,954)	(14,265)
Foreign exchange gain (loss), net	6,320	(18,939)
Share of profit of associates, net	(1)	6
Other income	119	255
Other expenses	(219)	(95)
Total other income and (expense), net	(4,389)	(32,509)
Profit (loss) before tax from continuing operations	38,964	(26,839)

Income tax expense	(6,044)	(4,333)
Profit (loss) for the period from continuing operations	32,920	(31,172)
Discontinued operations
Profit after tax for the period from discontinued operations	–	41,609
Profit for the period	32,920	10,437

Other comprehensive income
Other comprehensive (loss) income that may be reclassified to profit or loss in subsequent periods, net of tax:	(610)	1,442
Exchange differences on translation of foreign operations	(610)	1,442

Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods, net of tax:	218	(127)
Net (loss) gain on equity instruments designated at fair value through other comprehensive income	(16)	–
Re-measurement of defined benefit plans	234	(127)
Other comprehensive (loss) income for the period, net of tax	(392)	1,315
Total comprehensive income for the period, net of tax	32,528	11,752

Profit attributable to:
Equity shareholders of Mechel PAO	31,805	10,196
Non-controlling interests	1,115	241

Total comprehensive income attributable to:
Equity shareholders of Mechel PAO	31,406	11,514
Non-controlling interests	1,122	238

Earnings per share
Weighted average number of common shares	404,776,126	415,251,749
Earnings per share (Russian rubles per share) attributable to common equity shareholders – basic and diluted	78.57	24.55
Еarnings (loss) per share from continuing operations (Russian rubles per share) – basic and diluted	78.57	(75.65)
Earnings per share from discontinued operations (Russian rubles per share) – basic and diluted	–	100.20

2

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as of June 30, 2021

(All amounts are in millions of Russian rubles)

	June 30, 2021 (unaudited)	December 31, 2020
Assets
Non-current assets
Property, plant and equipment	78,676	81,345
Right-of-use assets	12,176	12,840
Mineral licenses	18,068	18,458
Goodwill and other intangible assets	10,354	10,383
Other non-current assets	581	611
Investments in associates	340	341
Non-current financial assets	421	445
Deferred tax assets	460	561
Total non-current assets	121,076	124,984
Current assets
Inventories	49,397	42,138
Income tax receivables	43	45
Other current assets	10,114	8,423
Trade and other receivables	23,343	16,403
Other current financial assets	113	141
Cash and cash equivalents	5,124	1,706
Total current assets	88,134	68,856
Total assets	209,210	193,840

Equity and liabilities
Equity
Common shares	4,163	4,163
Preferred shares	840	840
Treasury shares	(907)	(907)
Additional paid-in capital	23,410	23,410
Accumulated other comprehensive income	992	1,391
Accumulated deficit	(241,479)	(273,186)
Equity attributable to equity shareholders of Mechel PAO	(212,981)	(244,289)
Non-controlling interests	14,740	13,618
Total equity	(198,241)	(230,671)
Non-current liabilities
Loans and borrowings	1,372	2,201
Lease liabilities	4,177	3,958
Other non-current financial liabilities	1,759	1,901
Other non-current liabilities	307	301
Pension obligations	4,976	5,232
Provisions	4,615	4,802
Deferred tax liabilities	7,122	6,773
Total non-current liabilities	24,328	25,168
Current liabilities
Loans and borrowings	299,549	314,836
Lease liabilities	6,811	7,535
Trade and other payables	45,369	43,783
Other current financial liabilities	524	324
Income tax payable	10,153	7,843
Taxes and similar charges payable other than income tax	8,623	10,969
Advances received	6,093	6,067
Other current liabilities	228	1,038
Pension obligations	624	631
Provisions	5,149	6,317
Total current liabilities	383,123	399,343
Total liabilities	407,451	424,511
Total equity and liabilities	209,210	193,840

3

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

for the six months ended June 30, 2021

(All amounts are in millions of Russian rubles)

	Six months ended June 30, 2021 (unaudited)	Six months ended June 30, 2020 (unaudited)
Cash flows from operating activities
Profit (loss) for the period from continuing operations	32,920	(31,172)
Profit after tax for the period from discontinued operations	−	41,609
Profit for the period	32,920	10,437
Adjustments to reconcile profit to net cash provided by operating activities
Depreciation and amortisation	7,168	7,475
Foreign exchange (gain) loss, net	(6,320)	20,316
Deferred income tax expense	453	3,146
Allowance for expected credit losses, net	1,161	849
Gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term	(1,189)	(47)
Write-off of inventories to net realisable value	377	1,870
Impairment of goodwill and other non-current assets, net and loss on write-off of non‑current assets	844	3,659
Finance income	(346)	(529)
Finance costs	10,954	15,973
Provisions for legal claims, income tax and other taxes and other provisions	1,140	2,541
Gain on sale of discontinued operations	−	(45,580)
Other	110	243
Changes in working capital items
Trade and other receivables	(8,413)	(2,061)
Inventories	(9,772)	(3,503)
Trade and other payables	1,773	1,745
Advances received	61	760
Taxes payable and other liabilities	2,897	7,433
Other assets	(2,108)	(210)

Income tax paid	(3,114)	(285)
Net cash provided by operating activities	28,596	24,232

Cash flows from investing activities
Interest received	110	21
Proceeds from loans issued and other investments	2	39
Proceeds from disposal of the discontinued operations, net of cash disposed of	−	88,979
Proceeds from disposals of property, plant and equipment	114	6
Purchases of property, plant and equipment	(2,888)	(3,119)
Net cash (used in) provided by investing activities	(2,662)	85,926

Cash flows from financing activities
Proceeds from loans and borrowings, including proceeds from factoring arrangement of RUB 900 million and RUB 17 million for the six months ended June 30, 2021 and 2020, respectively	20,986	12,929
Repayment of loans and borrowings, including payments from factoring arrangement of RUB 1 million and RUB 180 million for the six months ended June 30, 2021 and 2020, respectively	(29,361)	(108,247)
Sale of non-controlling interest in subsidiaries	144	−
Dividends paid to non-controlling interests	−	(3)
Interest paid, including fines and penalties	(9,539)	(14,473)
Payment of principal portion of lease liabilities	(1,792)	(818)
Sale and leaseback transactions	72	548
Acquisition of assets under deferred payment terms	(95)	(327)
Net cash used in financing activities	(19,585)	(110,391)

Foreign exchange gain (loss) on cash and cash equivalents, net	(280)	(575)
Changes in allowance for expected credit losses on cash and cash equivalents	(7)	(30)
Net increase (decrease) in cash and cash equivalents	6,062	(838)

Cash and cash equivalents at beginning of period	1,706	3,509
Cash and cash equivalents, net of overdrafts at beginning of period	(938)	2,867
Cash and cash equivalents at end of period	5,124	4,272
Cash and cash equivalents, net of overdrafts at end of period	5,124	2,029

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There were certain reclassifications to conform with the current period presentation. These interim condensed consolidated financial statements were prepared by Mechel PAO in accordance with IFRS and have not been audited by the independent auditor. If these interim condensed consolidated financial statements are audited in the future, the audit could reveal differences in our consolidated financial results and we cannot assure that any such differences would not be material.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: August 27, 2021

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